UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Subject Company)

SILICONWARE PRECISION INDUSTRIES CO., LTD.

(Name of Person Filing Statement)

American Depositary Shares, Each Representing Five Common Shares,

Par Value NTD10 Per Common Share

(Title of Class of Securities)

827084864

(American Depositary Shares)

(CUSIP Number of Class of Securities)

Eva Chen, Chief Financial Officer

Telephone: +886 (4) 2534-1525; Fax: +886 (4) 2534-6278

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chris K.H. Lin

Kathryn King Sudol

Simpson Thacher & Bartlett LLP

35/F ICBC Tower

3 Garden Road Central

Hong Kong S.A.R.

Telephone: +852 2514-7600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) is being filed by Siliconware Precision Industries Co., Ltd. (the “Company”) and relates to the unsolicited offer (the “Offer”) by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China (the “Bidder” or “ASE”), to purchase up to 779,000,000 Common Shares of the Company, par value 10 New Taiwan dollars (“NTD”) per share (each a “Common Share”), including those Common Shares represented by American Depositary Shares (“ADSs”), each representing five Common Shares, which represents approximately 24.99% of the issued and outstanding share capital of the Company. In connection with the Offer, the Company has prepared this Statement as a response to the Offer as required by applicable U.S. securities laws. This Statement is being filed with the U.S. Securities and Exchange Commission (the “Commission”).

Item 1.	Subject Company Information.

(a) The name of the subject company is Siliconware Precision Industries Co., Ltd., a company limited by shares incorporated under the laws of the Republic of China. The address of the Company’s principal executive offices is No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, Republic of China, and the telephone number at such office is +886 (4) 2534-1525.

(b) The classes of equity securities to which this Statement relates are the Common Shares and the ADSs (together the “Securities”). As of August 27, 2015, the Company’s issued and outstanding share capital consisted of 3,116,361,039 fully paid Common Shares, including 291,106,675 Common Shares represented by 58,221,335 ADSs.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above. The Company maintains a website at www.spil.com.tw. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.

This Statement relates to the Offer. The Offer is described in a Tender Offer Statement on Schedule TO, which includes a U.S. Offer to Purchase (the “U.S. Offer”) and related materials included or incorporated by reference in such Schedule TO, which was filed by the Bidder with the Commission on August 24, 2015 (the “U.S. Offer Documents”). The Bidder is conducting a concurrent offer to purchase Common Shares in the Republic of China (the “ROC Offer” and, together with the U.S. Offer, the “Offer”) pursuant to certain offering documents filed by the Bidder in the Republic of China on August 24, 2015 (the “ROC Offer Documents” and, together with the U.S. Offer Document, the “Offer Documents”). According to the U.S. Offer Documents, subject to the terms and conditions set forth in the U.S. Offer Documents, the Bidder is offering to acquire from holders of Securities (“Shareholders”) up to a total number of ADSs that, together with the total number of Common Shares purchased through the ROC Offer, would equal up to 779,000,000 Common Shares, including those Common Shares represented by the ADSs. Subject to the terms and conditions set forth in the ROC Offer Documents, the Bidder is offering to purchase Common Shares in the ROC Offer at a price per Common Share of NTD45 in cash (without interest) (the “Proposed Common Share Consideration”). Subject to the terms and conditions in the U.S. Offer Documents, the Bidder is offering to purchase ADSs in the U.S. Offer at a price per ADS of NTD225 in cash (without interest and less applicable taxes and other governmental charges, if any), which is payable only in U.S. dollars based on the exchange rate described in the Bidder’s U.S. Offer Documents (the “Proposed ADS Consideration”).

According to the Offer Documents, the Offer is subject to the fulfillment of various conditions, including that: (i) at least five percent (5%) of the Common Shares, not including those represented by ADSs, are validly tendered and not withdrawn prior to the expiration of the ROC Offer; (ii) the Company not having suffered any significant change or event in its financial condition or business operations (including, but not limited to, false statements or omissions in its financial reports or other documents filed or announced by the Company); (iii) the Bidder not having entered into bankruptcy and not having been reorganized due to a court ruling; and (iv) the Commission not having required termination of the U.S. Offer, and the Republic of China Financial Supervisory Commission not having required termination of the ROC Offer.

As set forth in the U.S. Offer Documents, the Bidder’s principal executive offices are located at 26 Chin Third Road, Nantze Export Processing Zone, Nantze, Kaohsiung, Taiwan, Republic of China.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth under Item 6.B (“Compensation of Directors, Supervisors and Executive Officers”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 18 to the Consolidated Financial Statements (“Post-employment Benefit”) and Note 31 to the Consolidated Financial Statements (“Related Party Transactions”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which was filed with the Commission on April 27, 2015 (the “2014 Annual Report”), is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference.

Except as described elsewhere in this Statement, or in the information set forth under the respective Items listed above of the 2014 Annual Report, to the knowledge of the Company as of the date of this Statement, there are no material arrangements, agreements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (a) any of the directors, executive officers or affiliates of the Company or (b) the Bidder or any directors, executive officers or affiliates of the Bidder, on the other hand.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

After due and careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and outside legal advisors, both the Company’s Board of Directors (the “Board”) and a review committee of independent directors (the “Review Committee”) have unanimously determined that the unsolicited Offer by ASE is inadequate, opportunistic and unfair and that the Offer is not in the best interests of the Company and the Company’s Shareholders. The Board believes that, in addition to other factors described herein, the Offer substantially undervalues the Company and does not adequately reflect the true value of the Company’s market position and business opportunities, and that the interests of the Company’s Shareholders will be best served by the Company continuing to pursue its strategic plan independently. Accordingly, and for the other reasons described herein, the Board and the Review Committee unanimously recommend that you REJECT the Offer and DO NOT TENDER your Securities pursuant to the Offer.

If you have tendered any of your ADSs, you may withdraw your tender of ADSs at any time prior to the Bidder’s acceptance of tendered ADSs for payment. If you have submitted an ADS letter of transmittal, you may withdraw your tender of ADSs by delivering a written notice of withdrawal to Computershare Trust Company N.A. (the “U.S. Tender Agent”) at its address set forth in the U.S. Offer Documents, and if you are a beneficial holder of ADSs and your agent has tendered ADSs on your behalf, you should contact your agent to request it withdraw your tendered ADSs. In order to withdraw any previously tendered ADSs, a notice of withdrawal must be submitted prior to 12:00 p.m. noon, New York City time, on September 22, 2015, in accordance with the procedures described in the U.S. Offer Documents.

(b)	Background of the Offer.

There were no discussions or negotiations between ASE and the Company regarding the Offer prior to ASE’s announcement of the Offer.

On the afternoon of Friday, August 21, 2015, after the close of trading of the Company’s Common Shares in ROC, the Company was informed that ASE had publicly announced its intention to make a unsolicited tender offer to acquire at least 5% and up to 24.99% of the Company’s Common Shares, including Common Shares represented by ADSs.

After the Company learned about the planned unsolicited tender offer by ASE, on August 21, 2015, the Company contacted JPMorgan Chase Bank, N.A., Taipei Branch (“J.P. Morgan”), Simpson Thacher & Bartlett LLP (“Simpson Thacher”) and Jones Day to act as its financial advisor, U.S. legal advisor and Taiwan legal advisor, respectively, and engaged Ding Shuo Certified Public Accountants (“Ding Shuo”) to conduct a valuation of the Company and issue a fairness opinion. Over the weekend, the Company and its advisors evaluated the potential tender offer and discussed, among other matters, the need to form a special review committee comprised of independent directors of the Company (the “Review Committee”) as required by applicable laws of the Republic of China.

On Monday, August 24, 2015, management of the Company met with representatives of J.P. Morgan, Simpson Thacher and Jones Day to discuss the formation of the Review Committee and, pending the determination of the Review Committee and the Company’s board of directors with respect to the Offer, the Company’s potential responses and legal obligations with respect to the Offer.

On August 24, 2015, the Company’s board of directors held a meeting to review the Offer and authorize the formation of the Review Committee.

On August 27, 2015, J.P. Morgan Securities (Asia Pacific) Limited, an affiliate of J.P. Morgan, rendered an opinion letter to the Board to the effect that, as of the date of the opinion and subject to the limitations and assumptions stated therein, the Proposed ADS Consideration to be paid to the holders of the ADSs in the U.S. Offer and the Proposed Common Share Consideration to be paid to the holders of the Common Shares in the ROC Offer are inadequate, from a financial point of view, to such holders of the ADSs and the Common Shares, respectively.

On August 28, 2015, the Review Committee held a meeting to discuss and evaluate the Offer. Prior to the meeting, Ding Shuo delivered a fairness opinion which valued the Common Shares at NTD48.91 to NTD60.58 per Common Share. After thorough discussion, including a review of the fairness opinion provided by Ding Shuo, the Review Committee unanimously concluded that the Offer is inadequate, opportunistic and unfair and that the Offer is not in the best interests of the Company and the Company’s Shareholders, and unanimously determined to recommend that holders of Common Shares and ADSs reject the Offer and do not tender their Common Shares or ADSs.

Following the meeting of the Review Committee, on August 28, 2015, the Board held a meeting to discuss and evaluate the Offer. After thorough discussion, including a review of the determination of the Review Committee, the fairness opinion provided by Ding Shuo to the Review Committee and the opinion provided by J.P. Morgan Securities (Asia Pacific) Limited to the Board, the Board unanimously concluded that the Offer is inadequate, opportunistic and unfair and that the Offer is not in the best interests of the Company and the Company’s Shareholders, and unanimously determined to recommend that holders of Common Shares and ADSs reject the Offer and do not tender their Common Shares or ADSs.

(c)	Reasons for Recommending Rejection of the Offer.

In reaching their determinations to recommend that the Company’s Shareholders reject the Offer, the Board and the Review Committee considered numerous factors in consultation with the Company’s management and the Company’s financial and legal advisors, including, but not limited to, the following:

1.	The Offer is Inadequate and Substantially Undervalues the Company, the Common Shares and the ADSs

The Board and the Review Committee believe that the Offer is inadequate and substantially undervalues the Company, the Common Shares and the ADSs because the Offer does not adequately reflect the underlying value of the Company’s assets, operations and business prospects. The historical trading prices of the Common Shares and the ADSs have regularly traded above the Proposed Common Share Consideration and the Proposed ADS Consideration in the last twelve months. The Proposed Common Share Consideration of NTD45 represents a 3.9% discount to the volume-weighted average trading price of the Company’s Common Shares over the last six months and a 3.8% discount to the volume-weighted average trading price of the Company’s ADSs over the last six months. In addition, the Company has consistently delivered strong financial results over the last ten years. Between 2004 and 2014, revenues have increased by 135.6%, which represents a compounded annual growth rate of 8.9%, and net income has increased by 174.0%, which represents a compounded annual growth rate of 10.6%. The Company’s Shareholders have consistently enjoyed dividends with a payout ratio of 90.0% on average in the past five years, and the Company intends to continue to consider appropriate strategies to optimize long-term shareholder value and returns.

2.	The Offer is Opportunistic and Disadvantages the Company’s Shareholders

The Board and the Review Committee believe that the Offer is an opportunistic maneuver by the Bidder to try to acquire a substantial blocking stake in the Company after a quarter of weak organic growth. In stark contrast to the Bidder’s valuation of the Company, the Company’s performance and long-term growth projections suggest that the urgency of the Offer benefits the Bidder, and not the Company’s Shareholders. The Board and the Review Committee further believe that the Company will maximize long-term value for the Company’s Shareholders by continuing to execute the Company’s strategic plan.

3.	Two Financial Advisors Have Delivered Opinions Indicating that the Offer is Inadequate

On August 27, 2015, J.P. Morgan Securities (Asia Pacific) Limited rendered an opinion letter to the Board, to the effect that, as of the date of the opinion and subject to the limitations and assumptions stated therein, the Proposed ADS Consideration to be paid to the holders of the ADSs in the U.S. Offer and the Proposed Common Share Consideration to be paid to the holders of the Common Shares in the ROC Offer are inadequate, from a financial point of view, to such holders of the ADSs and the Common Shares, respectively. J.P. Morgan Securities (Asia Pacific) Limited provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of J.P. Morgan Securities (Asia Pacific) Limited is not a recommendation as to whether or not any holder of ADSs or Common Shares should tender any securities held by him or her in connection with the Offer or any other matter.

On August 27, 2015, the Review Committee received a fairness opinion from Ding Shuo which valued the Common Shares at NTD48.91 to NTD60.58 per Common Share, compared to the Proposed Common Share Consideration of NTD45 per Common Share. This translates to NTD244.55 to NTD302.90 per ADS (each ADS represents five Common Shares), compared to the Proposed ADS Consideration of NTD225 per ADS (less applicable taxes and other governmental charges, if any). The Company’s Shareholders should be aware that the price per Common Share and price per ADS that ASE proposes to pay in the Offer is 8.0% lower than the low end of the range set forth in the opinion by Ding Shuo and 25.7% lower than the high end of the range set forth in the opinion by Ding Shuo.

4.	ASE is Wholly Inconsistent in its Public Statements as to its Intentions Behind the Offer

ASE affirmatively stated in the Offer Documents that its proposed acquisition of the Common Shares and ADSs is purely a financial investment and that ASE has no plans to intervene in the Company’s businesses. However, ASE has also publicly stated that in light of growing global competition, the semiconductor industry consolidation trend is imminent, and that through this Offer ASE seeks to establish the opportunity to cooperate with the Company. These two public statements are conflicting and wholly inconsistent with each other. The Board and the Review Committee cannot ascertain ASE’s true intentions behind the Offer and have substantial concerns that, in launching this unsolicited Offer, ASE intentions with respect to the Company are not in the best interests of the Company’s Shareholders.

5.	The Offer Presents Substantial Uncertainty Regarding Ongoing Direct Competition between ASE and the Company and Could Adversely Impact the Company’s Customer Relationships, Business Opportunities and Employees

The Company is open to various strategic and cooperation opportunities and has historically evaluated such opportunities in a cooperative and mutually beneficial fashion with potential counterparties. Prior to announcing its unsolicited Offer, ASE did not seek to discuss any possible cooperation arrangement or transaction with the Company. The making of an unsolicited Offer is contrary to the Company’s corporate culture, and the inconsistent statements by ASE regarding its intentions behind the Offer create substantial uncertainty regarding the ongoing direct competition between ASE and the Company. The Offer Documents lack any concrete substance or details as to ASE’s future plans with respect to the business relationship between ASE and the Company. This uncertainty, as well as the impact of ASE holding a substantial stake in the Company, could have an adverse impact on the Company’s customer relationships, business opportunities and employees.

6.	You May Not Be Able to Tender All of Your Securities and the Liquidity and Market Value of the ADSs May Be Adversely Affected

The Offer is subject to proration so that, in the event that Securities representing more than 24.99% of the Company’s outstanding share capital have been tendered, the number of Securities tendered will be cut back on a prorated basis. Thus, it is likely that you will still own Securities after the completion of the Offer. In the U.S. Offer Document, ASE acknowledges that its purchase of ADSs pursuant to the U.S. Offer may “adversely affect the liquidity and market value of the remaining ADSs held by the public.” The Board and the Review Committee believe that the market for the Company’s ADSs could be substantially impaired, and the trading prices could decrease, following the acquisition of a substantial stake in the Company by ASE.

7.	You Are Bearing Foreign Exchange Rate Risk and Will Not Know the US$ Value You Will Receive for Tendered ADSs

ASE will pay only U.S. dollars in exchange for any tendered ADSs accepted for payment in the U.S. Offer. However, the offer price for ADSs in the U.S. Offer has been set in NTD at NTD225 per ADS. Thus, as acknowledged by ASE in the U.S. Offer Documents, you will not know the amount of U.S. dollar cash consideration you will actually receive in the U.S. Offer for any tendered ADSs. ASE has selected a foreign exchange rate that is determined on the date payment is made to ASE’s U.S. tender agent, which could be more than 30 days after ADSs are tendered in the U.S. Offer. Therefore, you will bear the full risk of any foreign exchange rate risk. The U.S. dollar to NTD exchange rate fluctuates from time to time. Over the last twelve months, based on the Federal Reserve H.10 Statistical Release, the U.S. dollar to the NTD exchange rate has varied from a low of 29.87 NTD to every one U.S. dollar, to a high of 32.63 NTD to every one U.S. dollar. Based on these historical exchange rates, you could receive as high as US$7.5326 per ADS or as low as US$6.8955 per ADS.

For the reasons described herein, the Board and the Review Committee unanimously recommend that you REJECT the Offer and DO NOT TENDER your ADSs or Common Shares pursuant to the Offer.

The above discussion of the material factors considered by the Board or the Review Committee in evaluating the Offer is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, neither the Board nor the Review Committee found it practicable to quantify or otherwise assign relative weights to the factors summarized above, and both have therefore declined to do so in reaching and providing their recommendations.

(c)	Intent to Tender.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, each director, executive officer, affiliate and subsidiary who or which is the record or beneficial owner of the Common Shares and/or the ADSs presently intends to reject the Offer and does not intend to tender any such Common Shares and/or ADSs in the Offer.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained J.P. Morgan to act as its exclusive financial advisor in connection with the Offer, and has agreed to pay J.P. Morgan customary fees for its services. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable fees and expenses, including disbursements of outside legal counsel engaged by J.P. Morgan, incurred in connection with its performance of services hereunder. The Company has also agreed to indemnify J.P. Morgan for certain liabilities which may arise out of J.P. Morgan’s engagement.

J.P. Morgan and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.

In the ordinary course of their businesses, J.P. Morgan and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, the Bidder and certain of their respective affiliates.

J.P. Morgan and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including during the past two years (i) having acted as a bookrunner for a convertible bond offering of the Company, and (ii) providing ADR depositary services to the Company. In addition, J.P. Morgan’s commercial banking affiliate is a lender under the outstanding credit facilities of ASE for which it receives customary compensation or other financial benefits.

In addition, the Review Committee has retained Ding Shuo as an independent financial advisor to conduct a valuation of the Company and issue a valuation opinion to the Review Committee as required under applicable laws of the Republic of China. The Review Committee has agreed to pay Ding Shuo customary fees for its services.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, to the knowledge of the Company, no transactions in the Securities have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as otherwise set forth or incorporated by reference in this Statement, the Company is not presently undertaking or engaging in any negotiation in response to the Offer, whether relating to: (i) a tender offer or other acquisition of the Company’s Securities by any executive officer, director, affiliate or subsidiary of the Company, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

Notwithstanding the foregoing, except as otherwise set forth or incorporated by reference in this Statement, the Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 7, or the status thereof, might jeopardize continuation of any such negotiations. Accordingly, except as otherwise set forth or incorporated by reference in this Statement, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as otherwise set forth or incorporated by reference in this Statement, there are no transactions, board resolutions, agreements in principle, or signed contracts that have been entered into by the Company in response to the Offer that relates to one or more of the following matters: (i) a tender offer or other acquisition of the Company’s Securities by any executive officer, director, affiliate or subsidiary of the Company, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

Item 8.	Additional Information.

Strategic Alliance and Share Exchange with Hon Hai Precision Industry Co., Ltd.

From time to time, the Company and Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) had engaged in various discussions regarding different possibilities for cooperation, including potential transactions and strategic alliances between the two companies. On August 28, 2015, the Company entered into a letter of intent with Hon Hai (the “Letter of Intent”) to form a strategic alliance and implement a share exchange in accordance with the R.O.C. Company Act and other applicable laws (the “Share Exchange”) for the purpose of creating a vertically integrated cooperative strategic alliance of the electronic industry supply chain.

Under the proposed terms of the Share Exchange, subject to the terms and conditions to be set forth in a definitive share exchange agreement, including obtaining requisite shareholder approval and any required governmental approvals (if any), the Company will issue 840,600,000 Common Shares in exchange for 359,230,769 common shares issued by Hon Hai, representing approximately 21.24% and 2.20% of the Company and Hon Hai, respectively, immediately after the closing of the Share Exchange. Hon Hai’s common shares, par value NT$10 per share, are listed on the Taiwan Stock Exchange (stock code 2317). In connection with the proposed Share Exchange, the Company will hold an extraordinary general meeting of Shareholders on October 15, 2015 to seek approval from Shareholders for an amendment to the Company’s articles of incorporation to provide for a capital increase for the issuance of the Common Shares in the Share Exchange and an amendment to the Company’s Procedures for Acquisition and Disposal of Assets. The lock-up period for the Common Shares will start on September 16, 2015, which will be the record date for Shareholders entitled to vote at the extraordinary general meeting.

Pursuant to the Letter of Intent, the Company and Hon Hai have agreed to cooperate on the following matters: (i) integration of substrate design to produce more competitive products, such as embedded substrate technologies and panel-size fan-out wafer-level chip-size packaging, (ii) to meet the future demands of manufacturing smart phones, internet-of-things products and wearable products, the Company will provide relevant techniques such as integrated circuit wire bonding and wafer-level chip-scale packaging to combine with Hon Hai’s surface-mount technology and module packaging techniques, to further integrate and produce next generation system-in-package products, (iii) co-develop application-specific integrated circuit chip design, packaging and modules, so as to shorten product launch times, increase product capabilities and decrease manufacturing cost, and (iv) close cooperation in order to co-develop system-in-package techniques and business opportunities.

The Company believes that the Share Exchange and strategic alliance with Hon Hai will broaden the Company’s business scale and enhance its leading position in the semiconductor industry in providing the Company’s customers with early access to advanced technologies and products.

The Company has assumed, for the purposes of preparing this Statement, that the information in the U.S. Offer Document is accurate (unless the directors have expressly indicated otherwise in this Statement). However, the Company and its directors do not take any responsibility for the contents of the Bidder’s Offer Documents and are not to be taken as endorsing, in any way, any or all statements contained in any Offer Documents.

This Statement has been approved by a resolution passed by the directors of the Company. All of the Company’s directors voted in favor of that resolution.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)

The information set forth under Item 6.B (“Compensation of Directors, Supervisors and Executive Officers”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 18 to the Consolidated Financial Statements (“Post-employment Benefit”) and Note 31 to the Consolidated Financial Statements (“Related Party Transactions”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 20-F filed with the Securities and Exchange Commission on April 27, 2015).

(a)(2)	Press release of Siliconware Precision Industries Co., Ltd., dated August 21, 2015 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 24, 2015).

(a)(3)	Press release of Siliconware Precision Industries Co., Ltd., dated August 24, 2015 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 24, 2015).

(a)(4)	Press releases of Siliconware Precision Industries Co., Ltd., dated August 28, 2015 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 6-K filed with the Securities and Exchange Commission on August 28, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2015	SILICONWARE PRECISION INDUSTRIES CO., LTD.

	By:	/s/ Eva Chen
	Name:	Eva Chen
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)

The information set forth under Item 6.B (“Compensation of Directors, Supervisors and Executive Officers”), Item 6.E (“Share Ownership”), Item 7 (“Major Shareholders and Related Party Transactions”), Item 16.E (“Purchase of Equity Securities by the Issuer and Affiliated Purchasers”), Note 18 to the Consolidated Financial Statements (“Post-employment Benefit”) and Note 31 to the Consolidated Financial Statements (“Related Party Transactions”) in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 20-F filed with the Securities and Exchange Commission on April 27, 2015).

(a)(2)	Press release of Siliconware Precision Industries Co., Ltd., dated August 21, 2015 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 24, 2015).

(a)(3)	Press release of Siliconware Precision Industries Co., Ltd., dated August 24, 2015 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Schedule 14D-9C filed with the Securities and Exchange Commission on August 24, 2015).

(a)(4)	Press releases of Siliconware Precision Industries Co., Ltd., dated August 28, 2015 (incorporated by reference to Siliconware Precision Industries Co., Ltd.’s Form 6-K filed with the Securities and Exchange Commission on August 28, 2015).